SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Orchestra BioMed Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

68572M106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. 68572M106	Page 2 of 6 Pages

1	names of reporting persons
Medtronic plc
2	check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	sec use only

4	citizenship or place of organization
Ireland
NUMBER OF	5	sole voting power
SHARES		0
BENEFICIALLY	6	shared voting power
OWNED BY		5,868,916
EACH	7	sole dispositive power
REPORTING		0
PERSON	8	shared dispositive power
WITH		5,868,916
9	aggregate amount beneficially owned by each reporting person
5,868,916
10	check if the aggregate amount in row (9) excludes certain shares (see instructions)
☐
11	percent of class represented by amount in row (9)
16.4% (1)
12	type of reporting person (see instructions)
OO

(1)	Calculated based on 35,743,972 shares of Common Stock issued and outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 13, 2023.

CUSIP No. 68572M106	Page 3 of 6 Pages

1	names of reporting persons
Covidien Group S.a.r.l.
2	check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
3	sec use only

4	citizenship or place of organization
Luxembourg
NUMBER OF	5	sole voting power
SHARES		0
BENEFICIALLY	6	shared voting power
OWNED BY		5,868,916
EACH	7	sole dispositive power
REPORTING		0
PERSON	8	shared dispositive power
WITH		5,868,916
9	aggregate amount beneficially owned by each reporting person
5,868,916
10	check if the aggregate amount in row (9) excludes certain shares (see instructions)
☐
11	percent of class represented by amount in row (9)
16.4% (1)
12	type of reporting person (see instructions)
OO

(1)	Calculated based on 35,743,972 shares of Common Stock issued and outstanding as of November 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed November 13, 2023.

Item 1(a)         Name of Issuer:

Orchestra BioMed Holdings, Inc.

Item 1(b)         Address of Issuer’s Principal Executive Offices:

150 Union Square Drive

New Hope, Pennsylvania 18938

Item 2(a)         Name of Persons Filing:

Medtronic plc

Covidien Group S.a.r.l.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

Medtronic plc: 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland

Covidien Group S.a.r.l.: 3b, Bd. Prince Henri, 4th Floor L-1724 Luxembourg

Item 2(c)         Citizenship:

Medtronic plc: Ireland

Covidien Group S.a.r.l.: Luxembourg

Item 2(d)         Title of Class of Securities:

Common Stock, Par Value $0.0001 Per Share

Item 2(e)         CUSIP Number: 68572M106

Item 3              If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4              Ownership

See Cover Pages, Items 5 through 11.

Item 5              Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6              Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8              Identification and Classification of Members of the Group:

Not applicable.

Item 9              Notice of Dissolution of Group:

Not applicable.

Item 10            Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

Exhibits           Joint Filing Agreement between Medtronic plc and Covidien Group S.a.r.l., dated as of the date hereof and filed as Exhibit 1 to this Schedule 13G, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	Medtronic plc /s/ Tom Osteraas Name: Tom Osteraas Title: Assistant Secretary and Legal Director
Dated: February 14, 2024	Covidien Group S.a.r.l. /s/ Erik De Gres Name: Erik De Gres Title: General Manager